UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

--------------

Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 2002

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [X]  Form 40-F  [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [ ]  No  [X]



SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPACOES S.A.

Date:	August 2, 2001
By
Name:	Alvaro A. C. dos Santos
Title:Director of Investor Relations














































Lines in service (LIS) totaled 14.9 million at the end of 2Q02, a 1.4 million line increase over 2Q01. During 2Q02, the Company activated 669,000 lines and disconnected 527,000 lines, resulting in net additions of 142,000 lines. Total lines in service (LIS) also includes Public Telephones, which grew by 18% year over year, to reach a current plant of 721,000 public phones.
The small increase in lines in service (LIS) over the quarter reflects the Company's strategy to improve the quality of its portfolio through customer loyalty and retention programs and monitoring of low income clients, in order to avoid payment delays (see comment on "installation fees and monthly subscription" - page 4). The volume of disconnections in the quarter (3.5% of average platform in service over the period) also affected net line growth.

The installed platform reached 17.7 million lines at the end of 2Q02, a 12.2% increase over 2Q01 and a 0.4% decrease over 1Q02. Telemar keeps optimizing its installed platform, through:
* Reduction of analog lines, saving space and infrastructure costs;
* Equipment realocation, in both external network and switches, reducing
* installation and operating costs.
The utilization rate of lines installed (UTI) reached 84.6% by the end of 2Q02 , showing a continuous recovery since 4Q01, as illustrated in Exhibit 1. The digitalization rate reached 97.6% in 2Q02, representing an increase of 2.4 p.p.
 over 2Q01.

Lines Blocked - At the end of 2Q02 there were 912,000 lines blocked, representing a 20.8% decrease over 2Q01 figures. The chart in Exhibit 2 reflects the ratio of blocked lines to total plant in service, showing a significant improvement over the previous quarters, due to the initiatives adopted by management to prevent / combat the increase of delinquency.
From total lines blocked (912,000) at the end of 2Q02, 60.2% were partially blocked (for outgoing calls) while 39.8% were totally blocked (both outgoing and incoming calls). When compared to 2Q01, there was a reduction in the ratio of lines fully blocked (49.6%), due to initiatives to encourage customers to pay their bills before getting disconnected.








REVENUE - Gross Revenue totalled R$ 3,774 million in 2Q02, a 14.9% increase over 2Q01. Comparing the first half of 2002 and 2001, the increase was 17.6%.


Net Revenue in 2Q02 reached R$ 2,780 million, a 14% increase over 2Q01, mainly driven by "local service" and "long distance" revenues, compensating the lower performance in "fixed-to-mobile" and "network usage" revenues, as shown on the following table (Exhibit 3):

Gross Revenue - %
2Q02
2Q01
2H01
1H01
Local
45.5
42.8
45.0
43.0
Long Distance
10.1
8.7
10.0
8.8
Public Phones
4.2
4.4
4.1
4.8
Fixed-to-Mobile
21.6
24.3
21.9
24.0
Network Usage
10.5
11.6
10.9
11.4
Data
5.9
6.1
6.0
5.9
Others
2.2
2.1
2.1
2.1
Total (%)
100.0
100.0
100.0
100.0





Gross Revenue (R$ Mn)
3,774
3,286
7,533
6,406
Net Revenue (R$ Mn)
2,780
2,438
5,565
4,744

Following is the analysis of the performance of each service:

Local Service (installation, monthly subscription and traffic) revenue was R$ 1,716 million in 2Q02, a 22% increase over 2Q01. In 1H02 this revenue increased 23.1% over 1H01, mainly due to the rate increase put in place at the end of June, 2001, especially in monthly subscription rates (+18%).

Installation Fees reached R$ 44 million in the quarter, a 55.4% decrease over 2Q01, basically due to the lower number of lines activated in the period (669,000 in 2Q02 against 1,465,000 in 2Q01). It is worth mentioning that during
 May, 2002, Telemar had a Mother's Day promotion, offering lines with free installation. Also in June, 2002, except in Rio de Janeiro, a 31% discount on installation fees was offered to clients signing up for new lines (first lines) , generating 130,000 new lines sold, while additional lines (second, third lines) were sold with no installation fees (30,000 new lines activated). In 1H02, installation fees reached R$ 87 million, 47.4% lower than in 1H01, also because of the lower number of lines activated in the period.

Monthly subscription revenue reached R$ 1,078 million in 2Q02, a 36.4% growth over 2Q01. This revenue reached R$ 2,153 million in 1H02, a 38.1% increase over
 1H01, driven by the 16.9% raise in the average number of lines in service in the period and the 17.8% rate increase implemented at the end of June 2001.

Pulse-based revenues (local calls) reached R$ 564 million in 2Q02, a 14.5% increase over 2Q01, due to a 12.7% growth in local traffic over 2Q01. This revenue arrived at R$ 1,092 million in 1H02, a 11.8% increase over 1H01, mainly caused by a 9.4% growth in local traffic during this period.

Long Distance Services revenue was R$ 382 million in 2Q02, a 31.0% increase over 2Q01, due to a 19.4% traffic growth and an average rate hike of 8% in effect as of the end of June, 2001. In 1H02, this revenue reached R$ 751 million, a 31.4% growth over 1H01, also thanks to a traffic expansion of 23% in the period, resulting from overall market growth and an increase in our market share.

Public Telephone Services revenue was R$ 159 million in 2Q02, a 10.9% increase over 2Q01, because of higher sales of phone card units. This revenue was flat at R$ 307 million in 1H02 compared to 1H01, partially impacted by an increase in the transfer of revenues to other operators, mainly long distance carriers. It is worth mentioning that, in 2002, public phone revenues are showing a consistent growth quarter over quarter.
Public phone revenues include all revenues from calls made through public phones ("local", "long distance" or "fixed-to-mobile").

Fixed-to-Mobile Service revenue was R$ 816 million in 2Q02, a 2.1% increase over 2Q01. In 1H02, this revenue totaled R$ 1,651 million, a 7.4% growth over
 1H01. This revenue increase is due to a 9.9% average rate increase in effect since February, 2002, offset by a 1.8% traffic decrease in the period as a direct consequence of the Company's campaign offering fixed-to-mobile call blockage as an optional service to clients.

Network Usage revenue was R$ 395 million in 2Q02, a 5% increase over 2Q01. This revenue totaled R$ 820 million in 1H02, a 13.2% growth over 1H01. This revenue increase was caused by an enhancement in billing and traffic measurement systems and a slight traffic increase in Telemar's network.

Data Transmission Services revenue was R$ 223 million in 2Q02, a 10.9% increase over 2Q01. This revenue accumulated to R$ 452 million in 1H02, showing a 20.4% increase over 1H01. The growth in this period was driven by leased lines to wireless operators (+R$ 14 million) and IP services - IP Connect - with faster connections and longer contractual terms (+R$ 16 million) .. Besides, there was an increase of R$ 14 million in dedicated line revenues, as a consequence of customers' migration to higher bandwith lines.


COSTS AND OPERATING EXPENSES (ex- depreciation) amounted to R$1,448 million in 2Q02, a R$ 51 million increase over 2Q01. The increase in costs is a direct consequence of the plant growth in the period. Average platform in service grew 13.3%, while operating costs grew only 3.7% in the same period, reflecting an improvement in cost control which resulted from the merger of the fixed line subsidiaries into TMAR. Comparing the first half of 2001 and 2002, costs went up 7.5%, significantly less than the average growth of LIS (16.9%).
In Exhibit 4 we present a quarterly breakdown of costs and expenses.













The following table (Exhibit 5) shows the breakdown of costs and expenses in 2Q02 compared with 2Q01. Total costs increased by R$ 51 million (3.7%), but personnel expenses decreased (lower headcount) as well as marketing (lower advertising expenses). The launch of our wireless (Oi) and national long distance services at the end of the quarter did not have a significant impact on marketing expenses in the period. Costs and expenses per average LIS decreased 10.9% year over year.



















Following is the analysis of the main changes in costs and expenses, year over year:

Cost of Services increased R$ 29 million (7.5%) in 2Q02 over 2Q01, mainly due to higher costs with plant maintenance ("third party services") and with the lease of circuits, posts and rights of way ("other"), as a consequence of the average LIS growth of 13.3%, over the same period. This increase in network costs was partially offset by a reduction in personnel expenses. In 1H02, cost of services increased 15.8% over 1H01 - still below average LIS growth (16.9%).

Interconnection: Total costs were 4.4% (R$ 25 million) higher in 2Q02 when compared to 2Q01, mainly because of the average increase of 10.7% in mobile interconnection rates (TU-M), set by Anatel in February, 2002, but also due to lower fixed-to-mobile traffic in the same period (see our comment on "fixed-to-mobile" revenue). Interconnection costs rose 8.5% in 1H02 when compared to 1H01 , totaling R$ 1,187 million.

Selling Expenses (ex-bad debt provisions) dropped in 2Q02 R$ 17 million or 12. 7% compared with 2Q01, due to lower marketing and personnel expenses. In 1H02 the decrease was R$ 94 million or 31.2% in comparison with 1H01.

Bad Debt Provisions totaled R$ 158 million in 2Q02, versus R$152 million in 2Q01, representing 4.2% of the quarter's gross revenue. This ratio shows a significant reduction from 1Q02 (5.6%) as a direct consequence of a better management of accounts receivable and the offering of a blockage service for fixed-to-mobile calls. In 1H02, bad debt ratio reached 4.9%, against 3.7% in 1H01 (before the inclusion in bad debt provisions of government and corporate customers).

General and Administrative Expenses posted, in 2Q02, a 10.8% (R$ 19 million) increase in relation to 2Q01, mainly due to higher expenses for public services
 (energy, post office, water). In 1H02 the increase was 14.6% (R$ 47 million) over 1H01. This also reflects the LIS growth, partially compensated by cost reduction initiatives implemented by the management.

Other Operational Expenses (Revenues) in 2Q02, registered a revenue of R$ 39 million, against a revenue of R$ 29 million in 2Q01. In 1H02, this revenue came to R$ 155 million (R$ 63 million in 1H01), mainly due to the recovery of operating expenses related to the contributions made by the Company to its employees' pension fund (SISTEL), to the amount of R$ 143 million, in 1Q02, as previously released to the market.

Personnel expenses totaled R$ 179 million in 2Q02, a 23.2% reduction (R$ 54 million) over 2Q01. The drop in these expenses in the quarter, compared to 1Q02, reflects the headcount reduction of 968 employees in our fixed telephony businesses, which ended 1H02 with 10,921 employees - a 48% reduction over the 2001 average headcount (21,039). Contax and Oi increased their number of employees by 2,036 and 512 respectively over 2Q01. This expansion in Contax was caused by the demand for new attendant positions, as a direct impact of new contracts signed (see note about Contax), and in Oi due to the preparation for the commercial launch, which was authorized at the end of 2Q02.















The wireline productivity ratio, measured by the number of lines in service per full-time employee at our fixed line business reached 1,368 (Exhibit 8), a 121% increase over 2Q01, and a 111% growth when compared to 2001 average ratio.




EBITDA - totaled R$ 1,332 million in 2Q02, a 28% increase over 2Q01 (R$ 1,041 million). The EBITDA margin reached 47.9% in 2Q02, versus 42.7% in 2Q01.
The EBITDA growth in 2Q02 reflects revenue growth and a strong cost control, which resulted from the consolidation of the wireline companies and the attainment of the network expansion targets set for 2003. In 1H02, EBITDA reached R$ 2,745 million, a 29.4% expansion when compared to 1H01. The margin in the same period reached 49.3%, which was 4.6 p.p. higher than in 1H01.




















Besides operating on higher absolute revenue and EBITDA levels, this year, as a direct consequence of the network growth, the Company is also returning to higher levels of EBITDA margin.
The recurring 1Q02 EBITDA margin was 45.8%, excluding a non-recurring operating revenue of R$ 143 million, related to SISTEL pension fund (as detailed in 1Q02 Press Release).


DEPRECIATION AND AMORTIZATION - totaled R$ 954 million in 2Q02, a R$ 225 million or 30.9% growth over 2Q01, driven by the increase in permanent assets, as a consequence of the Capex made in 2001. In 1H02, accumulated total expenses with depreciation and amortization shows a R$ 474 million growth over
 1H01.
The following table (Exhibit 10) shows the depreciation and amortization breakdown:









NET FINANCIAL RESULT in 2Q02 was a financial expense of R$ 500 million  (R$ 125 million and R$ 193 million in 2Q01 and 1Q02 respectively) as a consequence of:

Financial Revenues (interest and monetary variation) on cash and equivalents and on loans receivable, in a total amount of R$ 136 million;

Financial Expenses of R$ 636 million, composed of interest and other fees on loans (R$ 186 million) and on provisions for contingencies (R$ 45 million), besides additional expenses like CPMF, monetary adjustment of interest on capital / dividends, options premium and others (R$ 72 million) and, mainly, expenses related to monetary and exchange variations on loans and financing which totaled R$ 913 million, partially offset by the results of currency swaps, in the amount of R$ 580 million in 2Q02. The net result of monetary and exchange variation - an expense of R$ 333 million in 2Q02 - is explained by:
* Financial costs - interest expenses (CDI based) on currency swaps of R$ 142 million (which is accounted for as a reduction of the currency swap results);
* Expenses related to loans hedged with currency options, given that the corresponding gain with these options - R$ 97 million - are not accounted for in accordance with the accrual method, but only at maturity (1Q03);


In 2Q02, the devaluation of the Real reached 22.6%, strongly impacting the quarter's results. Foreign currency denominated loans, which totaled R$ 6,250 million at the end of 2Q02 - net of a swap result of R$ 454 million - are fully hedged - 79.6% through currency swap contracts (accounted for by the accrual method), and the remaining amount through currency option and forward contracts (losses recognized on the accrual basis, while gains are recognized only upon contract maturity).

NET INCOME (LOSS) - the Company recorded a net loss of R$ 76 million in 2Q02
- (R$0.20) per thousand shares, compared with a net income of R$ 117 million in 2Q01 - R$ 0.32 per thousand shares. In 1H02, net income reached R$ 67 million - R$ 0.18 per thousand shares - compared to a net income of R$ 292 million - R$ 0.79 per thousand shares - in 1H01.

The Company's net results in 2Q02, therefore, were severely affected by the increase in financial expenses, and were also affected by the non-recognition of tax credits in the amount of R$ 39 million, which reduced the Company's Income Tax and Social Contribution credits, in the quarter, to R$ 45.1 million.
 Such procedure was adopted in compliance with a new regulation of "Comissao de Valores Mobiliarios" (Ins. CVM 371 of June 27, 2002), based on the fact that the subsidiaries which generated the tax losses (Contax, TNext, HiCorp, TNL.Net and Telemar Acesso) do not show, at present, historical background and/or expectation of a taxable income generation. Several initiatives are being implemented by management towards the operational restructuring of such subsidiaries, including a revision of their operations in order to allow the generation of taxable income and the recognition of such tax credits (amounting to R$ 62 million), in accordance with CVM regulations.

If these tax credits were to be accounted by the subsidiaries, the consolidated net loss in the quarter would be reduced by R$ 39 million (and 1H02 net income would be increased by R$ 50 million). In addition, net result does not consider the R$ 63 million gain with options (R$ 97 million before taxes) with maturity in 1Q03.


The following table (Exhibit 11) highlights the impact of these two factors on the Company's net results in 2Q02 and 1H02.


ACCOUNTS RECEIVABLE, net of a R$ 337 million provision for doubtful accounts was R$2,401 million at the end of 2Q02, compared to R$ 2,537 million at the end of 2Q01, a 5.4% decrease year over year, in spite of revenue growth in the period.
From total accounts receivable, 79% correspond to wireline clients and 21% to other clients, mainly telecom service providers (using Telemar's network).


CAPEX reached R$ 386 million in 2Q02, a significantly lower amount than in 2Q01
 (R$2,081 million), reflecting the achievement of the network expansion targets set for 2003 and the Company's strategy to optimize the use of existing assets
, as shown on the following chart (Exhibit 12).

Of the 2Q02 CapEx, 65% was allocated to Oi, 20% to quality enhancement and maintenance of the wireline network and the remainder to improvements in network management and data transmission systems and call center services, as can be seen in the following table (Exhibit 13).











In 1H02, total Capex reached R$ 825 million, versus R$ 3,893 million in 1H01, reflecting a 79% reduction in the period and 15% ratio in relation to net revenues (82% in 1H01). Considering only the wireline business (TMAR), Capex reached R$ 353 million in 1H02, representing 6.3% of the period's net revenue (68% in 1H01).


DEBT - Net debt at the end of 2Q02 was R$ 9,128 million, while total debt reached R$ 9,700 million, being 64.4% in foreign currency. Of the total debt,
 12.6% is short term and the remaining matures in over 12 months.
Of the R$ 1,220 million short term debt, some R$ 796 million will be amortized still in 2002, using the Company's cash generation.

Local currency denominated debt totals R$ 3,450 million, of which 11.5% matures in the next 12 months, with an average cost of 17.4% p.a..

Foreign currency denominated debt  (R$ 6,250 million, net of a R$ 454 million currency swap result), with an average cost of Libor plus 5.19% p.a. for dollar contracts, 1.65% p.a. for yen contracts and 12.27% for a currency basket contract - is hedged. From total hedge, 79.6% refers to currency swaps and the remaining to currency options and foward contracts.
From total currency swaps, some 89% are contracted until the corresponding debt maturities. For accounting purposes, the R$ 97 million gain with currency options were not accounted for in 2Q02, in spite of recognition of negative impact of the devaluation on the respective loan agreements (registered as financial expenses). The following chart (Exhibit 15) shows the breakdown of total debt.
In relation to 2001 year end, this increase in net debt was R$ 1,426 million, which was compensated by a reduction of R$ 1,562 in the balances of supplier and other accounts payable (see Exhibit 17).


The following table (Exhibit 16) shows the total debt maturity profile (net of the currency swap result):

Period
R$ Million
2H02
796.0
1H03
423.1
2H03
687.7
2004
1,789.4
2005
1,898.2
2006
2,761.6
2007 onwards
1,344.0
Total
9,700.0

In June, 2002, TNE contracted a US$98 million loan with KFW Bank (Germany) to finance equipment acquisition (by TMAR) from Siemens. This loan has an 8-year term and an average cost of Libor + 4.7% p.a.. This loan was fully disbursed in July.

In May 02, an amount of R$ 127 million was disbursed at the credit facility contracted in August 01 to finance Oi's Capex. This facility involves the main
 PCS suppliers (Nokia, Siemens and Alcatel) and a pool of banks headed by ABN AMRO Bank.

At the end of 2Q02, an amount of R$ 397 million was paid as dividends and interest on capital.

In the same period, "Suppliers" and "Other Accounts Payable" (Current Liabilities) totaled R$ 1,415 million, registering a R$ 1,562 million or 52.5%
 reduction over 4Q01, as shown in the table (Exhibit 17). These accounts include R$ 254 million to be paid with long term financings, as defined in the agreements with our suppliers.





OI KICKS OFF

At the end of 2Q02, Oi was authorized by Anatel to launch its operations in 200 cities, covering 10 states of the Southeastern, Northeastern and Northern regions in Brazil (Region 1), including Rio de Janeiro, Minas Gerais, Bahia and Pernambuco. The promotion that offered 31 years of free in-network local calls on weekends registered more than 4.4 million pre subscriptions.

Oi operates in a region with ten other wireless operators, two in each of the five areas that Region 1 was divided into for purposes of cellular services. To increase its competitiveness, Oi has adjusted its strategies (handsets prices, rates and plans offered) to each area.

Oi has created different innovative pricing plans for wireless users. Its post-paid plans are unique in the market enabling clients to transfer unused minutes, as credits for the following 2 months. It offers 4 different post-paid monthly plans, allowing 40 to 300 minutes of use, with the respective monthly fees going from R$29.90 to R$114.00. The per minute rate ranges from R$ 0.38 to R$ 0.75, according to the plan selected by the subscriber. More information about rates at http://www.telemar.com.br/docs/tariffs_oi_25_06_02.pdf.

On June 24, 2002, Anatel established the maximum interconnection rate (TU-M) to be charged by Oi, to fixed and mobile companies in its region, at R$ 0.2921 per minute.

Clients choosing a pre-paid plan (Oi Card) plan will be able to select a four-hour period of the day to pay reduced rates: Morning (8 a.m. to noon); Afternoon (12 p.m. to 4 p.m.); Night (4 p.m. to 8 p.m.) or Super Night (8 p.m. to 00 a.m.). Another option is the flat rate plan at R$ 0.99 per minute.


The client can find Oi's products and services available in more than 1,600 points of sales including specialized dealers and retail stores. The company has handsets supplying agreements with Nokia, Siemens, Motorola, Sony and Ericsson, that enable Oi to offer different handset models to its clients.
It is worth mentioning that the high speed data transmission service (GPRS) is available in five metropolitan areas: Rio de Janeiro, Belo Horizonte, Salvador, Recife and Fortaleza. The GPRS technology will be extended to other cities in the next months.

* DISCOUNT ON CALLS

Oi is also offering a plan called "Oi Dez+" ("Oi Ten plus"), which gives clients a discount up to 50% for calls to 10 numbers they select (either another Oi number or a Telemar fixed-line number). The discount applies when the client exceeds the amount of minutes originally contracted.

* CAPEX REDUCTION

Oi's management has undertaken a thorough revision of the capex budget of its original business plan, aiming at reducing expenditures on infrastructure, redefining the size of its platform and negotiating co-siting agreements with other wireless operators. It already has 2,000 sites in service, of which
700 are being shared with other wireless operators in Region 1 (TIM, Maxitel, BCP, Telemig Celular, etc.).

* CAPITALIZATION OF PRE-OPERATING EXPENSES

In 2Q02 Oi capitalized R$ 125 million as pre-operating expenses and R$ 194 million as financial expenses, accounted for as deferred assets for future amortization. Therefore, a total of R$ 497 million was capitalized in the first half of 2002, R$ 205 million as operating expenses and R$ 292 million as financial expenses.
At the end of 2002, the number of sites built should already represent more than 75% of the amount forecasted in the revised business plan.
Oi's management decided not to capitalize the expenses after the launching.
 Therefore, they will be fully recognized in its income statement as of the beginning of 2H02.

* INTERNATIONAL ROAMING

Oi has already concluded interconnection agreements with some ten countries, including Portugal, Spain, Italy, Denmark and Switzerland, and expects to extend it to 50 countries until the end of this year.
It is worth mentioning that due to the GSM technology, its clients don't need to change handsets, contact a call center or change their regular cell number when traveling abroad. In July, Oi started roaming tests with Voicestream
(USA).
During 3Q02, Oi expects to extend its international roaming agreements to the following countries: Germany, Belgium, Chile, Canada, France, Philippines,
 Netherlands and Venezuela.


TMAR: ANATEL APPROVES RATE INCREASES
Effective as of June 28, 2002, Telemar increased its maximum rates for Local and Long Distance services. The average rate increases were 8.3% and 5% respectively. The current rates, expressed in Brazilian reais, with taxes (refering to the State of Rio de Janeiro) are as follows:

Local Services
Previous
New
Increase

Rate
Rate
(Decrease)
Installation Fee
$70.08
$42.04
(40.00%)
Monthly Fee (Residential)
$23.32
$26.58
13.97%
Monthly Fee (Non-Residential)
$36.33
$41.75
14.95%
Monthly Fee (PBX)
$48.30
$41.75
(13.56%)
Local Pulse
$0.09259
$0.10159
9.72%
Public Phone Credit
$0.07500
$0.08100
8.00%

Long Distance Service (*)

DISTANCE (KM)
Previous
Rates
New
Rates
INCREASE
0 - 50
0.23964
0.26936
12.40%
50 -100
0.36298
0.38403
5.80%
100 - 300
0.37746
0.40236
6.60%
+ 300
0.39243
0.43363
10.50%
* Per-minute rates during business hours (between 9 a.m./ noon; 2 p.m./ 6 p.m.)
*  on weekdays.


Anatel also authorized Telemar's maximum fixed-to-mobile rates for calls to the wireless operators of the SMP (Bands D and E). The per-minute rates, with taxes, for Rio de Janeiro are:

* VC1 = R$ 0.5098

* VC2 = R$ 1.0371

* VC3 = R$ 1.1800

Visit our website http://www.telemar.com.br/ir/31 for the complete rates table for the 16 states of Telemar's region. (available in Portuguese only)


TELEMAR LAUNCHES DOMESTIC AND INTERNATIONAL LONG DISTANCE SERVICES

TMAR - Inter-regional - On July 20, 2002, Telemar Norte Leste launched its domestic inter-regional long distance service through the "31" pick code, for calls from its concession area (Region 1) to anywhere in Brazil.
Oi - International - On July 06, 2002, Anatel officially authorized Oi to launch its international long distance services through the "31" pick code, to all telephony clients in the 16 states of Region 1.
The maximum rates authorized by Anatel are available at www.telemar.com.br/31.

CONTAX

Contax, our call and contact center company, ended 1H02 with important achievements. It launched, in Sao Paulo, a large and modern Call Center with an initial capacity of 860 attendant positions, which guarantees the Company's presence in the most important market of this segment in Brazil. In 2002, the Company expects to invest R$ 50 million in training and state-of-the-art technology, of which R$ 25 million will go to Sao Paulo.
Entering the Sao Paulo market consolidates Contax's strategy of exploiting the financial sector, which represents 57% of the Call/Contact Center domestic market. The Brasilia market with the weight of Central Government is also a priority for Contax, which is complemented by other sectors like logistics and retail. In Sao Paulo, Contax starts with clients like iG (ISP), CSPE (energy) , Valor Economico (media) and Conectel (pager).
In 2Q02, Contax recorded R$ 43 million in gross revenue, a 9% increase year-over-year. EBITDA reached R$ 600,000 in the quarter. In 1H02, gross revenue reached R$ 86 million, with a 53% increase over the gross revenue recorded in 1H01. The Company's key drivers are to achieve scale gains, enhance quality of services, offer customized solutions and leverage synergies with Telemar. Contax was awarded by the International Quality Service with the "Premio
Qualidade Brasil 2002" (Brazil Quality Award 2002).


TNEXT (INTERNET DATA CENTERS)

One year after its start-up, Tnext has a portfolio of 74 clients, hosting approximately 600 servers in its Internet Data Centers of Rio de Janeiro and Sao Paulo.
In 2002, Tnext re-positioned itself in the market, offering infrastructure outsourcing solutions, desktop management and contingencies systems, in addition to the more conventional hosting solutions.


VALUATION OF PEGASUS TELECOM

On July 11, 2002, Telemar hired the investment banks UBS Warburg and Goldman,
 Sachs & Co., to conduct an economic and financial valuation analysis of Pegasus Telecom S/A (Pegasus) concerning the possible acquisition of control or an increase in the current ownership interest held in the capital stock of Pegasus by TNE and TMAR. The possible acquisition or increase in ownership interest of Pegasus as well as the form of such transaction have not yet been defined. Should it be decided that, within 90 days after July 11, part of the capital or the stock control of Pegasus will be acquired, the transaction will be submitted for the approval of Anatel.
Pegasus is an end-to-end data transmission solution provider focused on large and medium size businesses and other telecom operators.
Formed in 1994 by Construtora Andrade Gutierrez, Pegasus was granted a license from Anatel, in May, 1998, to offer specialized circuit and network services. Following are Pegasus' current shareholders:

Shareholder		              % Total Capital
AG Telecom (Andrade Gutierrez Group)	 32.1%
		TNE / TMAR     			 24.4%
GP Investimentos		             11.7%
		ABN Amro		            	  10.9%
Opportunity		     	  	   7.1%
La Fonte			  	   7.1%
		Banco do Brasil Investimentos	   6.7%
		TOTAL				 100.0%

In June, 2002, Pegasus had a workforce of 160 full-time employees and 91 outsourced, a reduction of 56% when compared to December of 2001.
Pegasus has the second largest data transmission network in the city of Sao Paulo. In April, 2002, its network included 873 Km of metro rings with 770 points of presence (POPs) and 5,723 Km of long hauls with 39 POPs, connecting the main urban areas of the South, Southeast and Midwest Brazil. By the end of 2004, the company plans to conclude the implementation of metro rings in Belo Horizonte and Rio de Janeiro. The company has partnerships with several other companies and telecom operators AIX, Novadutra, Geodex, Eletronet, Intelig, Global Crossing, Engeredes and NET, besides the operational agreements with Telemar.

Following is Pegasus' backbone and metro rings distribution:



States covered: Rio Grande do Sul, Santa Catarina, Parana, Sao Paulo, Rio de
 Janeiro, Minas Gerais, Goias and Distrito Federal;

Metro Rings: Sao Paulo, Brasilia, Campinas, Curitiba, Porto Alegre, Santos, Barueri, Guarulhos, Osasco and Sao Jose dos Campos.





CAPITAL INCREASE AT TNE

The General Shareholder Meeting held on April 26, 2002, approved a capital increase for TNE in the amount of R$ 167.6 million (referring to the tax benefit of amortization of the goodwill incorporated in December, 1999). The Company's capital increased to R$ 4,476.8 million represented by 127,948,562,088 common shares and 255,897,123,175 preferred shares.
After the subscription, which ended in May, 2002, the Company's capital structure became as follows:
* Telemar Participacoes - 52.96% of voting shares and 18.70% of total shares
* Treasury - 3.25% of voting shares and 2.29% of total shares
* Free Float  - 43.79% of voting shares and 79.01% of total shares


DIVIDENDS AND INTEREST ON CAPITAL

As approved in the General Shareholder's Meeting of April 25, 2002, TNE paid, in June, 2002, a total amount of R$ 287 million as dividends related to 2001 and TMAR paid a total of R$ 588 million as dividends / interest on capital related to 2001, of which R$ 478 million were paid to TNE (For more details, please check www.telemar.com.br/docs/dividends_2001_ing.pdf).


NEW PRODUCTS

* PREPAID FIXED LINE

Telemar launched in June/02 the testing phase of the "Prepaid Fixed Line" service in the cities of Belem (PA), Recife (PE) and Fortaleza (CE) in the Northern and Northeastern regions.

The "Prepaid" plan is similar to the plans offered by Oi, in which the client does not pay monthly fees or receive bills. To make calls the client should buy one of the 3 types of "Pre Paid" cards available at any post office.

With a prepaid card, clients with overdue bills have the option to continue to make or receive calls, and also better manage their expenses. The prepaid plan allows the client to make local, domestic, international long distance and collect calls.

* VIRTUAL PRIVATE NETWORK (VPN) SERVICES

Telemar began offering of Safe VPN services, based on Internet protocol, with two products of the "SafeConnect" family:
* TC VPN Remote Connect: enables remote access to a company's intranet through an Internet dial up connection;
* TC VPN Site Connect: connects two or more corporate networks, facilitating intranet and extranet buildup. It enables the connection between a company's network and its subsidiaries, employees (through home offices) and supplier's networks.
To keep the security of these new products, Telemar developed a Security Management Center (CGS), within its Network Management Center (CGR).

* VIDEOCONFERENCE SERVICES

On July, 2002, Telemar launched multi-point video conference services for corporate clients called TC Multivideo. It covers the entire country and has the capacity to connect up to 30 different points, with at least one point connected to a Telemar's line.
According to the Yankee Group, 42% of Brazilian large companies will adopt corporate video conferencing solutions in the next two years.



* LINES IN SERVICE - As a consequence of the Brazilian economic slowdown, and the Company's strict policy of blocking and disconnecting delinquent lines, we estimate total net additions to LIS of up to 400,000 lines for the full year
2002;

* REVENUE - In addition to the positive impact of average local rate (8.3%) and long distance rate increases (5%) at the end of 1H02, Telemar started, in mid July/02, to offer inter-regional and international long distance services (outgoing calls from Region 1), which should bring additional revenues in 2H02;

* CAPEX plan is being kept under very strict control, and we do not expect any surprises in 2H02. We estimate a total Capex of approximately R$ 2.0 billion in
 2002, evenly allocated between Oi and TMAR;

* BAD DEBT -The initiatives taken by the Company in the previous quarters to prevent delinquency began to show some results during the second quarter. We maintain the guidance of an average bad debt ratio lower than 5% of gross revenue in 2002;

* INDEBTEDNESS - Our revised projection of Net Debt at the end of 2002 is a 15% increase over the 2001 year-end level (to be lower than R$ 9.0 billion);

* OI - The initial outstanding results, in terms of subscriber acquisition and network coverage, confirm management's enthusiasm with the project rollout.
 Based on this, the Company is estimating that the 12-month target of 500,000 subscribers will be achieved still in 2002;

* PEGASUS - On July 11, 2002, the Company hired two first-tier investment banks to conduct an economic and financial valuation analysis of Pegasus Telecom, considering a possible acquisition. The company commits to fully disclose any new developments regarding this transaction.










































NEXT EVENTS:

August 06, 2002 -  (12:00h Brazil / 11:00h New York) - Conference Call (in
English)
Presetation slides will be available 1 (one) hour before at
http://www.telemar.com.br/docs/confcall2Q02.ppt
     Access:  1-888-318-6432 (U.S.)
					          1-334-260-0508 (Brazil and other
countries)
Security Code:  Telemar
     Replay:   1-800-858-5309 (U.S.)
					          1-334-323-7226 (Brazil and other
countries)
				     		Access Code: 40487
 						Pass Code: 20453




FOR MORE INFORMATION, PLEASE, CONTACT:


TNE- INVESTOR RELATIONS		   			              THOMSON FINANCIAL
IR
invest@telemar.com.br						Isabel Vieira
(isabel.vieira@tfn.com)
Pho: 55 (21) 3131 1314/1315/1316/1110					Richard Huber
 (richard.huber@tfn.com)
	Pho: 1 (212) 807 5026 / 014 / 110
									Fax: 1 (212) 509 5824



This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.